Exhibit 99.1

Telesat Reports Results for the Second Quarter Ended June 30, 2013

OTTAWA, CANADA, August 1, 2013 - Telesat Holdings Inc. (“Telesat”) today announced its financial results for the three and six month periods ended June 30, 2013. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended June 30, 2013, Telesat reported consolidated revenues of $216 million, an increase of approximately 7% ($14 million) compared to the same period in 2012. Revenue growth was principally the result of the entry into commercial service of the Nimiq 6 and Anik G1 satellites in June 2012 and May 2013, respectively. Operating expenses of $49 million were 6% ($3 million) lower than for the same period in 2012 related primarily to lower compensation expenses. Adjusted EBITDA1 was $172 million, an increase of 10% ($16 million) over the same period in 2012. The Adjusted EBITDA margin1 for the second quarter of 2013 was 80%, compared to 77% in the same period in 2012.

For the six month period ended June 30, 2013, consolidated revenues were $435 million, an increase of approximately 9% ($37 million) compared to the same period in 2012, primarily reflecting the addition of the Nimiq 6 satellite in 2012, the addition of the Anik G1 satellite in 2013, and higher equipment sales. Operating expenses were $99 million, a decrease of 27% ($36 million) compared to 2012 related primarily to special compensation payments to executives and certain employees in connection with the cash distribution made to Telesat’s shareholders in 2012. The Adjusted EBITDA margin1 for the first half of 2013 was 79%, compared to 78% in the same period in 2012.

Telesat’s net income for the quarter was $15 million compared to net loss of $244 million for the quarter ended June 30, 2012. For the six month period ended June 30, 2013, the net loss was $83 million, compared to a net loss of $145 million in 2012. Results in both the second quarter and first half of 2013 were favorably impacted by an increase in revenues, lower operating expenses, reduced losses on refinancing and by non-cash gains on changes in the fair value of financial instruments, partially offset by increased non-cash losses on foreign exchange related to the translation of Telesat’s US dollar denominated debt balances into Canadian dollars.

“I am very pleased with the meaningful growth in revenue and Adjusted EBITDA we achieved in the second quarter compared to the same period last year,” commented Dan Goldberg, Telesat’s President and CEO. “In light of our strong growth in the first half of the year, the recent entry into service of our Anik G1 satellite, and our industry-leading contractual backlog, we are well positioned to continue to grow our business this year and beyond.”

Business Highlights

•	Telesat has contracted with Astrium SAS to procure a powerful, multi-mission satellite that will replace and expand on Telstar 12 at 15 degrees West. This new state-of-the-art satellite, which Telesat expects to launch in late 2015, will utilize high throughput capabilities and offer superior performance to meet the growing needs of broadcast, corporate, government and enterprise users, including demand for aero and maritime services. The satellite will offer a high level of flexibility with coverage of Europe, the Americas, the Middle East, Africa, the Caribbean, North Sea, Mediterranean and South Atlantic regions.

•	On May 8, 2013, commercial service began on Telesat’s new Anik G1 satellite, which was launched on April 15, 2013. Anik G1 is located at 107.3 degrees West Longitude orbital location providing a range of communications services, including direct-to-home (“DTH”) video for Canada, X-band for government applications in the Americas and Pacific Ocean Region, and C-band and Ku-band services in South America.

•	At June 30, 2013:

o	Telesat had contracted backlog for future services of approximately $4.9 billion.

o	Fleet utilization was 91% for Telesat’s North American fleet and 77% for Telesat’s international fleet. The fleet utilization reflects the entry of Anik G1 into commercial service.

•	On April 2, 2013, Telesat Canada and Telesat LLC re-priced and amended their existing credit agreement, dated March 28, 2012 (the “Credit Agreement”). The amendment converted $34 million from Canadian to U.S. dollars and decreased the interest rates on the Canadian Term Loan B Facility and U.S. Term Loan B Facility by 0.50%. The amendment also decreased the interest rate floors on the debt to 1.00% and 0.75% for the Canadian Term Loan B Facility and U.S. Term Loan B Facility, respectively. The permitted leverage ratio to incur first lien debt is now 4.25:1.00 which represents a change from the prior 4.00:1.00 senior secured leverage ratio test in the Credit Agreement.

•	On May 1, 2013, Telesat Canada and Telesat LLC completed the redemption of all of their 12.5% Senior Subordinated Notes due November 1, 2017, issued under an indenture dated as of June 30, 2008. The redemption took place at a price equal to 106.25% of the principal amount of the Senior Subordinated Notes.

Telesat’s report on Form 6-K for the quarter ended June 30, 2013 has been filed with the U.S. Securities and Exchange Commission (SEC) and may be accessed on the SEC’s website at www.sec.gov.

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Telesat has scheduled a conference call on Thursday, August 1, 2013 at 10:30 a.m. ET to discuss its financial results for the quarter ended June 30, 2013 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (800) 396-7098. Callers outside of North America should dial +1 (416) 695-7848. The conference reference number is 4154285. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on August 1, 2013, until 11:59 p.m. ET on August 15, 2013. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 9330944 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “expect”, “will”, “would”, “well positioned to” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 as well as Telesat Canada’s other filings with the United States Securities and Exchange Commission (SEC), which can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

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About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 14 satellites, and the Canadian payload on ViaSat-1 with another satellite under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

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Telesat Holdings Inc.
Condensed Consolidated Statements of Income (Loss)
For the period ended June 30
	Three months		Six months
(in thousands of Canadian dollars) (unaudited)	2013	2012(2)	2013	2012(2)
Revenue	$216,350	$201,913	$435,198	$398,171
Operating expenses	(49,373)	(52,418)	(99,363)	(135,751)
	166,977	149,495	335,835	262,420
Depreciation	(52,668)	(51,079)	(102,578)	(101,039)
Amortization	(8,190)	(9,150)	(16,354)	(18,252)
Other operating losses, net	(2,033)	(18)	(1,562)	(76)
Operating income	104,086	89,248	215,341	143,053

Interest expense	(54,049)	(64,225)	(115,879)	(118,938)
Loss on financing	(134)	(54,164)	(18,493)	(76,052)
Interest and other income	10,591	246	10,976	971
Gain (loss) on changes in fair value of financial instruments	72,405	(149,990)	17,218	(89,017)
(Loss) gain on foreign exchange	(100,513)	(53,745)	(168,074)	5,027
Income (loss) before tax	32,386	(232,630)	(58,911)	(134,956)
Tax expense	(17,468)	(10,949)	(23,589)	(10,354)
Net income (loss)	$14,918	$(243,579)	$(82,500)	$(145,310)

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Telesat Holdings Inc.
Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	June 30, 2013	December 31, 2012
Assets
Cash and cash equivalents	$131,418	$180,961
Trade and other receivables	54,247	63,762
Other current financial assets	7,173	6,799
Prepaid expenses and other current assets	25,743	22,946
Total current assets	218,581	274,468
Satellites, property and other equipment	2,024,924	2,090,754
Other long-term financial assets	33,907	131,535
Other long-term assets	3,171	4,692
Intangible assets	842,985	858,697
Goodwill	2,446,603	2,446,603
Total assets	$5,570,171	$5,806,749

Liabilities
Trade and other payables	$28,181	$35,709
Other current financial liabilities	83,313	90,591
Other current liabilities	117,691	77,930
Current indebtedness	44,836	31,953
Total current liabilities	274,021	236,183
Long-term indebtedness	3,285,718	3,374,977
Deferred tax liabilities	480,273	485,163
Other long-term financial liabilities	182,509	281,462
Other long-term liabilities	400,916	402,232
Total liabilities	4,623,437	4,780,017

Shareholders' Equity
Share capital	656,556	656,394
Accumulated earnings	289,850	373,042
Reserves	328	(2,704)
Total shareholders' equity	946,734	1,026,732
Total liabilities and shareholders' equity	$5,570,171	$5,806,749

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Telesat Holdings Inc.
Condensed Consolidated Statements of Cash Flows
For the six months ended June 30

(in thousands of Canadian dollars) (unaudited)	2013	2012(2)
Cash flows from operating activities
Net loss	$(82,500)	$(145,310)
Adjustments to reconcile net loss to cash flows from operating activities:
Amortization and depreciation	118,932	119,291
Deferred tax expense	5,917	10,177
Unrealized foreign exchange loss (gain)	172,915	(11,399)
(Gain) loss on derivatives	(17,218)	89,017
Share based compensation	4,843	598
Loss on disposal of assets	1,562	76
Loss on financing	18,493	76,052
Interest expense on employee benefit plans	1,320	1,608
Other	(18,113)	(24,428)
Customer prepayments on future satellite services	-	38,345
Insurance proceeds	-	314
Repurchase of stock options and exercise of share appreciation rights	(1,196)	-
Operating assets and liabilities	48,109	(2,038)
Net cash from operating activities	$253,064	$152,303
Cash flows used in investing activities
Satellite programs	$(33,506)	$(121,852)
Purchase of other property and equipment	(5,082)	(5,051)
Purchase of intangible assets	(6)	-
Proceeds from sale of assets	1,022	20
Net cash used in investing activities	$(37,572)	$(126,883)
Cash flows used in financing activities
Proceeds from indebtedness	$-	$3,099,658
Proceeds from issue of promissory note	-	145,466
Repayment of indebtedness	(249,017)	(2,601,803)
Repayment of senior preferred shares	-	(141,435)
Payment of premium on early retirement of indebtedness	(13,793)	(39,444)
Payment of debt issue costs	(810)	(48,140)
Return of capital to shareholders	-	(586,202)
Dividends paid on preferred shares	(10)	-
Satellite performance incentive payments	(2,324)	(2,008)
Net cash used in financing activities	$(265,954)	$(173,908)

Effect of changes in exchange rates on cash and cash equivalents	$919	$(369)

(Decrease) in cash and cash equivalents	$(49,543)	$(148,857)
Cash and cash equivalents, beginning of period	180,961	277,962
Cash and cash equivalents, end of period	$131,418	$129,105

Supplemental disclosure of cash flow information
Interest received	$440	$835
Interest paid	$114,386	$132,310
Income taxes paid	$10,377	$2,114

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Telesat’s Adjusted EBITDA margin1:

	Three months		Six months
(in thousands of Canadian dollars) (unaudited)	2013	2012(2)	2013	2012(2)
Net income (loss)	$14,918	$(243,579)	$(82,500)	$(145,310)
Tax expense	17,468	10,949	23,589	10,354
(Gain) loss on changes in fair value of financial instruments	(72,405)	149,990	(17,218)	89,017
Loss (gain) on foreign exchange	100,513	53,745	168,074	(5,027)
Interest and other income	(10,591)	(246)	(10,976)	(971)
Loss on financing	134	54,164	18,493	76,052
Interest expense	54,049	64,225	115,879	118,938
Depreciation	52,668	51,079	102,578	101,039
Amortization	8,190	9,150	16,354	18,252
Other operating losses, net	2,033	18	1,562	76
Special compensation and benefit expense for executives and employees	301	6,576	1,663	43,578
Non-recurring professional fees associated with financing and special payments to independent directors	-	(168)	-	1,916
Non-cash expense related to share-based compensation	4,800	299	4,843	598
Adjusted EBITDA	$172,078	$156,202	$342,341	$308,512
Revenue	$216,350	$201,913	$435,198	$398,171
Adjusted EBITDA Margin	79.5%	77.4%	78.7%	77.5%

End Notes

1         The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2         A change in accounting policy has resulted in a change to the 2012 comparative figures. For more information on the impacts of the change, please refer to note 3 of Telesat’s condensed consolidated interim statements, filed with the SEC on a Form 6-K dated today.

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